EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 22, 2024

Eldorado Announces 2024 Detailed Production & Cost Guidance;

Provides Four-Year Growth Profile

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) provides detailed 2024 production and cost guidance and four-year production outlook. All financial figures stated within this release are in U.S. dollars unless otherwise stated.

2024 Guidance Highlights

•	Gold production of 505,000 to 555,000 ounces, representing a 9% increase from 2023 gold production (assuming the mid-point of the range).
•	Total cash costs(1) of $840 to $940 per ounce sold.
•	All-in sustaining costs(1) (“AISC”) of $1,190 to $1,290 per ounce sold.
•	Growth capital(1) of $497 to $569 million, including $375 to $425 million towards the advancement of the Skouries project.
•	Sustaining capital(1) of $135 to $160 million.
•	Exploration expenditures of $27 to $30 million, focused on resource conversion drilling at the Lamaque Complex and Efemcukuru, resource growth and discovery programs in Quebec, Turkiye and Greece.

(1)

These financial measures are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference, and additional detail can be found at the end of this press release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2023 MD&A.

“We have a lot of momentum as we step into 2024,” said George Burns, Eldorado’s President and Chief Executive Officer. “A number of key initiatives were completed last year that set up our operations for long-term efficient, safe and growing production. At Olympias, we made tremendous progress, positioning it to deliver increased metal production and lower costs as we push development in the Flats zone. At Kisladag, we continue to optimize the agglomeration circuit to maintain consistent permeability as the material is stacked on the pads. It’s also an exciting year at Lamaque, as we will advance the Ormaque deposit through the mining and processing of a bulk sample leading to an expected inaugural reserve late this year.”

“In addition, we made significant headway on our Skouries project as we ramped up into full construction. This year we expect to make substantial progress as we finalize the remaining contracts, advance construction of the major earth works including haul roads, the Integrated Extractive Waste Management Facility, water management facilities, and the crusher and filter buildings. We also expect work to continue to advance on the underground with a focus on lateral development and associated services for the year to setup mining of two test stopes in 2025.”

“Our four-year production guidance is designed to provide an outlook as to how we see our current operations performing and the impact of the ramp-up of Skouries production in 2026 through 2027. Next year, to move in-line with peer companies, we will transition to providing three-year production guidance by mine,” added Burns.

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2024 Guidance
	Lamaque Complex	Kisladag	Efemcukuru(3)	Olympias(3,4)	Skouries Project	Total	2023 Actual
Gold Production (000’ oz)	175 – 190	180 – 195	75 – 85	75 – 85		505 – 555	485
Silver Production (000’ oz)				1,500 – 1,700		1,500 – 1,700	1,382
Lead Production (000’ t)				13 – 16		13 – 16	12
Zinc Production (000’ t)				12 – 15		12 – 15	14
Tonnes Processed (millions)	0.87 – 0.91	13.2 – 13.7	0.53 – 0.55	0.48 – 0.51
Gold Grade (g/t)	6.3 – 6.8	0.7 – 0.8	5.0 – 5.5	8.0 – 9.0
Total Cash Costs(1) ($/oz sold)	700 – 800	820 – 920	1,080 – 1,180	980 – 1,080		840 – 940(5)	850
All-in Sustaining Costs(1) ($/oz sold)	1,180 – 1,280	890 – 990	1,290 – 1,390	1,280 – 1,380		1,190 – 1,290(5)	1,220
Capital Expenditures ($ millions)
Sustaining Capital(1)	85 – 95	10 – 15	12 – 17	28 – 33		135 – 160	136
Growth Capital(1,2)	17 – 22	85 – 95	6 – 9	14 – 18	375 – 425	497 – 569	275
Sustaining and Growth Capital(1,2) ($ millions)	102 – 117	95 – 110	18 – 26	42 – 51	375 – 425	632 – 729	411

(1)

These financial measures are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2023 MD&A.

(2)	Includes capitalized exploration at Lamaque and Efemcukuru.
(3)	Payable metal produced.
(4)	Olympias by-product grades: Silver: 120-130 g/t; Zinc: 4.2-4.7%; Lead: 3.8-4.3%.
(5)	Totals may not add based on the averaging of costs.

Gold production in 2024 is expected to be between 505,000 to 555,000 ounces, a 9% increase from 2023 gold production (based on the mid-point of the range). The increase in gold production is primarily driven by higher expected production at Kisladag as a result of the upgraded materials handling systems and the recently commissioned North Heap Leach Pad. In addition, we expect an increase at Olympias following the underground infrastructure upgrades completed in mid-2023 and productivity improvements that ramped-up during 2023. Similar to prior years, quarter-to-quarter gold production in 2024 is expected to fluctuate, with higher production expected in the second half due to the impact of winter conditions at Kisladag and ore grade variability across the portfolio.

Total cash costs and all-in sustaining costs (“AISC”) are expected to be relatively stable compared to 2023, with average total cash costs(1) in 2024 expected to be between $840 to $940 per ounce sold and an average AISC(1) of $1,190 to $1,290 per ounce sold. The expected 2024 costs, relative to 2023 cost performance, are driven by forecasted lower unit costs for fuel and other key consumables, and slightly offset by higher labour costs in some areas.

Exploration and evaluation expenses are expected to be $27 to $30 million in 2024, with 65% expensed, and 35% capitalized. General and administrative expenses are expected to be $35 to $38 million in 2024, and depreciation expense expected to range from $280 to $290 million.

(1)

Total cash cost per ounce sold and AISC per ounce sold are non-IFRS financial measures. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference, and additional detail can be found at the end of this press release and in the section ‘Non-IFRS and Other Financial Measures and Ratios’ of Eldorado’s December 31, 2023, MD&A.

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OPERATING MINES:

CANADA

Lamaque Complex

In 2024, production guidance of 175,000 to 190,000 ounces at the Lamaque Complex is consistent with the previously guided range of 180,000 to 190,000 ounces. The range has been widened slightly to reflect an updated mine plan that supports mine sequencing optionality and optimization as we move lower in the deposit. In 2024, the focus remains on resource conversion drilling at Ormaque, the completion of a bulk sample and a pre-feasibility study with the expectation of declaring an inaugural reserve at the end of the year.

Total cash costs and all-in sustaining costs per ounce sold are expected to be slightly higher compared to 2023, as a result of an increase in the use of consumables (fuel, cyanide, explosives) and increased labour costs.

Sustaining capital expenditures of $85 to $95 million for 2024 are expected to include significant underground mine development and resource conversion drilling at the Triangle deposit. Expected growth capital of $17 to $22 million for 2024 includes non-sustaining exploration expenditures for resource conversion and resource expansion drilling at the Ormaque deposit, tailings management, and electric underground trucks.

TURKIYE

Kisladag

In 2024, production guidance of 180,000 to 195,000 ounces at Kisladag is slightly lower than the previously guided range of 195,000 to 205,000 ounces, primarily due to the inventory build-up within the ore stacked in the leach facility, following the residual impacts of the high precipitation event in 2023. We continue to optimize our on-belt agglomeration and stacking processes to improve quality and consistency of stacked ore, along with focused activities to enhance inventory drawdown.

Gold production in 2024 is expected to increase 21% from 2023 production, driven by higher ore grades, higher tonnage resulting from the upgraded materials handling circuit, and inventory drawdown. The recently commissioned North Heap Leach Pad and increased irrigation rates contribute to improved leach kinetics. Additional efficiencies will be realized with the completion and commissioning of the north adsorption-desorption and recovery plant in the second half of 2024.

Total cash costs and all-in sustaining costs per ounce sold are expected to be slightly higher, when compared to 2023, driven primarily by higher mining rates and increased labour costs. Consumption of fuel, explosives, cement, and cyanide are also expected to increase, impacting absolute costs.

Planned 2024 sustaining capital of $10 to $15 million is primarily related to equipment overhauls and processing improvements. Planned 2024 growth capital of $85 to $95 million includes the continuation of the waste stripping campaign, the phased expansion of the North Heap Leach Pad, and the north adsorption-desorption and recovery plant construction.

Efemcukuru

In 2024, production guidance of 75,000 to 85,000 ounces is unchanged from the previously guided range. Total cash costs and all-in sustaining costs per ounce sold are expected to be higher, when compared to 2023, and reflect increases in labour costs, and consumable costs.

Planned sustaining capital expenditures of $12 to $17 million for 2024 include underground development and equipment overhauls. Planned growth capital of $6 to $9 million for 2024 is expected to be primarily based on development and infrastructure for expansion of the mining area towards the Kokarpinar and Bati vein systems.

An updated technical report will be filed at the end of Q1 2024.

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GREECE

Olympias

In 2024, production guidance of 75,000 to 85,000 ounces at Olympias increased 14% from the previously guided range of 65,000 to 75,000 ounces, primarily driven by the results of productivity initiatives implemented over the past few years, including increased ventilation capacity, bulk emulsion explosives, and productivity improvements at the mine and the mill.

Total cash costs and all-in sustaining costs per ounce sold are expected to be lower compared to 2023, supported by increased production and throughput and higher by-product credits for silver, lead and zinc production and lower costs for certain consumables. Continued quarter to quarter variability in AISC and total cash costs due to by-product credits from timing on by-product concentrate shipments is expected.

Planned 2024 sustaining capital expenditures of $28 to $33 million include underground mine development and management of the Kokkinolakas tailings management facility. Planned 2024 growth capital of $14 to $18 million is primarily focused around mill expansion to support ramp-up to 650 ktpa and upgrading of ancillary facilities.

An updated technical report will be filed at the end of Q1 2024.

GROWTH CAPITAL INVESTMENTS:

Skouries

Project spending at Skouries in 2024 of between $375 and $425 million will be focused on advancing the construction of the major earthworks structures including the haul roads, Integrated Extractive Waste Management Facility (“IEWMF”) construction, low-grade stockpile, water management, process facilities, crusher building and filter building. In addition, work will focus on underground development to support test stope mining in 2025. Mechanical, piping and electrical installations will also progress in all process and infrastructure areas.

On the critical path is the filter plant building, which continues to advance, with the piling work having commenced. In Q2 2024, it is expected that the filter building contract will be awarded which will include the building structure, assembly of equipment within the building, comprising air compressors, conveyors, filter presses and other ancillary equipment, in addition to the piping and electrical work. The filter press plates arrived on site in Q1 2024 with the frames for supporting the filter press plates fabricated and expected to ship in Q2 2024. Preassembly is expected to start in Q2 2024.

Work for the mill / flotation building is in progress with commissioning work on overhead cranes, installation of construction lighting and scaffolding, and the commencement of structural steel work. Mobilization for the process plant mechanical, piping and electrical work will start in Q1 2024.

By the end of 2024, we expect to have completed the IEWMF coffer dam and significantly advanced the IEWMF earthworks, water management facilities, process plant and filter plants.

The first phase of underground development continues to advance the West Decline and access to the test stopes with a local contractor. The second underground development contract proposals are in the final evaluation stage, awarding of the contract is planned for the end of Q2 2024. This contract includes the test stope work as well as additional development and services work to support the development of the underground mine. We expect to complete approximately 2,200 metres of underground development in 2024.

The time we invested in diligently negotiating the key project contracts has increased our execution confidence with a modest effect on the production schedule. First production is now expected in Q3 2025 from prior guidance of mid-2025. We expect a steep ramp up curve over the second half of 2025 and remain on track for commercial production at the end of 2025. With a back end weighted ramp-up curve we expect to produce a lower amount of high-quality copper-gold concentrate in 2024. This has resulted in a lowered gold production range to between 50,000 to 60,000 ounces from prior guidance of 80,000 to 90,000 ounces. We also expect to produce between 15 to 20 million pounds of copper in 2025. We are assessing our plans with the goal of increasing our 2026 gold and copper production profile at Skouries.

The estimated capital to complete construction has increased 9% to $920 million from $845 million as detailed in our 2023 Year-End and Fourth Quarter Financial and Operational Results.

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2024 EXPLORATION OUTLOOK

Eldorado Gold’s exploration activities in 2024 are focused on the regions in which we operate: Canada, Turkiye and Greece, and includes in-mine resource conversion and expansion drilling, drill testing a range of near-mine and early-stage targets, as well as generating new targets and projects through generative initiatives. Global exploration expenditures planned for 2024 are $27 to $30 million, with an additional $8 to $10 million of non-sustaining exploration expenditures to support Ormaque resource conversion and expansion drilling at the Lamaque Complex and conversion and expansion drilling at the Kokarpinar vein at Efemcukuru. Across the portfolio, approximately 196,000 metres of drilling are planned, and includes approximately 43,000 metres of resource conversion and extension drilling at Lamaque Operations (Triangle), Efemcukuru (Kestanebeleni) and Olympias planned as capitalised sustaining, ~63,000 metres of resource conversion and extension drilling at Lamaque Operations (Ormaque) and Efemcukuru (Kokarpinar) planned as capitalised growth budget. In addition, over 90,000 metres of drilling are planned to test early stage targets across the portfolio and are expensed.

CANADA

Lamaque Complex and Near Mine Exploration

Triangle Mine: Resource expansion and resource conversion drilling at the Triangle Mine will focus on the C6 and C7 zones with approximately 26,000 metres planned. A new exploration drive and drill platform at the 785 level will enable shorter holes and improved angles for resource conversion purposes.

Ormaque Deposit: The 2024 exploration program at Ormaque is expected to include approximately 35,000 metres of underground resource conversion drilling within existing inferred resources. This drilling will continue to test the upper two-thirds of the deposit for further conversion from inferred to indicated resource (down to lens E100). In addition, approximately 18,000 metres of surface drilling testing step-outs to the east of and below the known deposit is planned.

Sigma-Lamaque early-stage targets: Approximately 13,000 metres of underground exploration drilling planned from platforms along the Sigma-Triangle decline, testing multiple conceptual targets and step-outs from previous high-grade drill intercepts in the Sigma-Lamaque-Ormaque area. In addition, approximately 19,000 metres of surface drilling is planned to test targets in the same area but away from the decline. The drilling will target high-grade vein systems similar in geological setting and mineralization style to those historically mined at both Sigma and Lamaque, including testing new conceptual targets that have been developed in recent years.

Val d’Or exploration: We are advancing multiple early to advanced-stage exploration targets in the Val-d’Or district that are expected to provide opportunities for resource growth for the Lamaque Complex. Over 30,000 metres of drilling is planned on targets that include:

Bourlamaque early-stage targets: Approximately 5,000 metres of surface drilling is planned to test various early-stage targets mainly within the Bourlamaque Batholith, which have been defined by a combination of historical drilling results, geophysical anomalies, till geochemistry, and geological mapping. The drilling is expected to target high-grade vein systems similar in geological setting and mineralization style to those historically mined at the Beaufor mine and the mines in the Herbin area.

Uniacke-Perestroika: The Uniake-Perestroika properties, located approximately 45 kilometres northeast of the Lamaque Complex, are being explored under an option agreement with Val d’Or Mining. Approximately 6,500 metres of drilling are planned to test a target that has been developed in the Héva-Cadillac area.

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Abitibi Exploration

Eldorado Gold’s early-stage exploration in Canada is currently focused on generating and testing target areas within the greater Abitibi region that offer opportunities for standalone development outside of the Lamaque Complex area. The Company’s current exploration portfolio includes the Montgolfier project located along the Harricana-Turgeon greenstone belt to the east of the Casa Berardi mine, and a group of licenses in the Kirkland Lake belt currently being explored under an option agreement with the license holder Val-d’Or Mining Corp. At Montgolfier, a staged diamond drill program of up to 8,000 metres is currently underway, testing for the bedrock source of highly anomalous gold-in-till anomalies identified in a previous sonic drilling program, elevated concentrations of gold intercepted in the 2023 initial drill testing program, as well as integrated lithological structural and geophysical targets. The Kirkland Lake licenses are at the target definition stage, and targeting reviews are underway to assess if targets are appropriate for drill testing in 2024, where approximately 3,500 metres have been planned.

TURKIYE

2024 exploration in Turkiye is focused on resource expansion and resource conversion drilling at Efemcukuru and advancing several early-stage projects in highly prospective priority regions throughout Turkiye.

Efemcukuru

During 2024, approximately 10,000 metres of resource conversion and expansion drilling is planned at the Kokarpinar South vein system and approximately 8,000 metres are planned for the South Ore and North Ore Shoots at the Kestanebeleni vein system. Approximately 23,000 metres of drilling is also to test earlier stage targets in the West Vein area, with the main focus on the Volcan and Huseyinburnu vein systems. Geologic mapping and geophysical surveys are also planned as part of assessing the wider exploration potential on existing licenses.

Early-Stage Exploration

We continue to explore regions of Turkiye that offer strong exploration potential for resource exploration and development. Current programs are focused in the Artvin (Hod Maden) district and along the Izmir-Ankara Suture Zone, where approximately 12,500 metres of drilling are planned for 2024 to test early-stage targets. Project generation activities and early-stage project work within the Central Anatolian Crystalline Complex are also being conducted with a Turkish joint venture partner.

GREECE

Exploration activities in Greece in 2024 are focused in supporting drill program execution at the Olympias mine and at the Skouries project, in addition to undertaking basic field activities to define targets for future drill testing across our exploration licenses.

Olympias

Approximately 9,000 metres of surface drilling is planned to test for extensions to known mineralization in the East, West (Flats) and North Zones at Olympias.

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Four-Year Outlook Overview:

•	Gold production of 675,000 to 735,000 ounces by 2027, resulting in growth of 45% over the four-year period from 2023 production and a compound annual growth rate of over 9%.
•	Continued strong commitment to exploration to unlock the outstanding potential of the Company’s brownfields property portfolio and identifying and developing new opportunities in Eldorado’s focus jurisdictions.
•	Skouries first production in Q3 2025, with commercial production by the end of 2025.

	2024	2025 (2)	2026	2027	2023 Actual
Gold Production (000’ oz)
Lamaque Complex	175 – 190(1)	170 – 180	180 – 200	180 – 200	177
Kisladag	180 – 195	175 – 185	150 – 165	165 – 175	155
Efemcukuru	75 – 85	70 – 80	75 – 85	60 – 70	86
Olympias	75 – 85	80 – 90	80 – 90	75 – 85	67
Skouries		50 – 60(2)	145 – 155	195 – 205
Total Gold Production (000 oz)	505 – 555	545 – 595	630 – 695	675 – 735	485
Copper Production (Mlbs)
Skouries		15 – 20	50 – 60	60 - 80
Total Copper Production (Mlbs)		15 – 20	50 – 60	60 - 80

(1)	Includes production ounces from the bulk sample process at Ormaque.
(2)	Includes expected pre-commercial production from Skouries. First production at Skouries is expected in mid-2025, followed by a ramp-up and commercial production by the end of 2025.

2024 Assumptions and Sensitivities

Commodity and Currency Price Assumptions
Gold ($/oz)	$1,900
Silver ($/oz)	$23.50
Lead ($/mt)	$2,050
Zinc ($/mt)	$2,600
USD : CDN	1 : 1.33
EUR : USD	1 : 1.10
USD : TRY (Q1)	1 : 30.00
USD : TRY (Q2)	1 : 33.00
USD : TRY (Q3 & Q4)	1 : 35.00

Sensitivities	2024	Change	Operating Sites Local Currency Exposure	AISC ($/oz sold)
Gold Price	$1,900	$100
USD : CDN	1 : 1.33	$0.05	90%	~$15/oz
EUR : USD	1 : 1.10	$0.05	90%	~$13/oz

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Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this news release for the Quebec projects.

Data is verified through the internal reviews of Life of Mine Plans on a site-by-site basis which confirms the expected production outputs along with the expected revenue and cost distribution.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital.

Please see the December 31, 2023 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

The most directly comparable IFRS financial measures and results from the year ended December 31, 2023 are below.

Non-IFRS Measure	Most Directly Comparable IFRS Measure	2023
Total cash costs	Production costs	$478.9 M
AISC
Average realized gold price per ounce sold	Revenue	$1,008.5 M
EBITDA	Earnings (loss) from continuing operations before income tax	$163.4 M
Adjusted EBITDA
Adjusted net earnings/(loss)	Net earnings (loss) attributable to shareholders of the Company from continuing operations	$106.2 M
Adjusted net earnings/(loss) per share
Cash flow from operations before changes in non-cash working capital	Net cash generated from operating activities of continuing operations	$382.9 M
Free cash flow
Sustaining capital expenditures	Additions to property, plant and equipment during the period	$411.2 M
Growth capital expenditures

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Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: our guidance and outlook, including 2024 total expected production (including activities supporting expected production and quarterly fluctuations), cost and capital expenditure guidance (specifically total cash costs and AISC guidance, expected growth and sustaining capital, and beliefs underpinning our expected 2024 cost performance), and total expected exploration expenditures; management’s views on long term stable production; the date of the expected inaugural reserve at Lamaque; expected use of capital at Olympias, Kisladag, and Lamaque; expected by-product credits; planned activities at the Skouries project; a transition in guidance reporting format; expected production by metal, expected tonnes processed and grade, expected corporate spending and depreciation; our occupational health and safety focus; four year production outlook; expected development activities (including the timing of resource conversion) and details on planned sustaining capital expenditures at Lamaque; expected impact of inflation and exchange rates; expected increases in labour costs in Turkiye and other countries in which we operate; optimization and development activities at Kisladag and Lamaque; changes to interest rates, costs and planned sustaining capital at Kisladag, Efemcukuru, and generally; production outcomes, costs, sustaining and growth capital at Olympias; an update on the Skouries project generally, which includes expected spending and construction activities, underground development, the timeline for first production and first commercial production, 2025 gold and copper production and plans to increase our 2026 gold and copper production profile ; a detailed 2024 exploration outlook by country and location; expected activities at Perama Hill; a four year gold production outlook through 2027, which contains our expectations of the timing and quantity of annual gold production; commodity and currency price assumptions; non-IFRS financial measures and ratios; planned capital projects, including timing; growth capital projects at our properties, including anticipated timing and benefits; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather (including increased precipitation at Kisladag); consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market). With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the IEWMF and two test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the project. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the outcome of planned technical studies, production and exploration, development, optimization and expansion plans at the Company’s projects; possible variations in ore grade or recovery rates; changes in mineral resources and mineral reserves; costs and timing of the development of new deposits; success of exploration activities; ability to meet production, expenditure and cost guidance; timing and cost of construction, and the associated benefits; ability to achieve expected benefits (such as recoveries of gold and other metals) from improvements; development risks (and the corresponding impact on our 2024 production guidance); production and processing estimates; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); risks relating to any pandemic, epidemic, endemic or similar public health threats; development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek Transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act (SOX); commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form, MD&A & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

This press release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

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